Exhibit 99.3
Deutsche Bank 4Q2010 Results Stefan Krause Chief Financial Officer Analyst Call, 3 February 2011

Agenda 1 Group results 2 Segment results 3 Key current issues Deutsche Bank 4Q2010 results financial transparency. Investor Relations Stefan Krause, CFO

Highlights 4Q2010 4Q2009 Income before income taxes (in EUR bn) 0.7 0.8 Profita- Net income (in EUR bn) 0.6 1.3 bility Pre-tax RoE (target definition)(1) 6% 5% Diluted EPS (in EUR) 0.63 1.82 31 Dec 2010 30 Sep 2010 Tier 1 capital ratio 12.3% 11.5% Capital Core Tier 1 capital ratio 8.7% 7.6% Tier 1 capital (in EUR bn) 42.6 31.8 Total assets (IFRS, in EUR bn) 1,906 1,958 Balance sheet Total assets (adjusted, in EUR bn) 1,211 1,044 Leverage ratio (target definition)(2) 23 25 (1) Based on average active equity (2) Total assets (adjusted) divided by total equity per target definition Deutsche Bank 4Q2010 results financial transparency. 3 Investor Relations Stefan Krause, CFO

Postbank consolidation impact[1]

In EUR m

Profitability		4Q2010
	Net revenues	414
	Provision for credit losses	(56)
	Compensation and benefits	(145)
	General and administrative expenses	(175)
	Total noninterest expenses	(320)
	Minority interest	(7)
	Income before income taxes, net of cost-to-achieve and other transaction components	30
	Memo: Cost-to-achieve and other transaction components	*(48)*

Capital / Balance sheet		4Q impacts on 31 Dec 2010
	Total assets (IFRS), in EUR bn	201[2]
	Retail deposits, in EUR bn	111
	RWA, in EUR bn	60[3]
	Impact on Tier 1 capital ratio, in bps	(265)
	Impact on core Tier 1 capital ratio, in bps	(245)

Head-count		
	FTE	20,361

(1) Consolidated since 3 December 2010 in PBC; consolidation impact includes Postbank results as well as cost-to-achieve and other transaction components on Group level
(2) Net effect, consists of EUR 210 bn new Postbank assets, partially offset by consolidation effects
(3) Postbank net effect consists of EUR 66.9 bn new Postbank RWA and a decrease of EUR 6.4 bn in relation to the existing Postbank investment eliminated on consolidation

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Profitability Income before income taxes Net income In EUR bn In EUR bn 2.8 1.8 1.8 1.5 1.3(2) (2) 1.3 1.3 1.2 1.1 1.4 1.3 1.2 1.1 0.8 0.7 0.6 (1.0) (1.2) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2009 2010 2009 2010 Pre-tax return on equity(1), in % Effective tax rate, in % (2) (2) 35 18 (6) (73) 36 23 (16)/13 14 22 15 15 9 30 15 (10)/13 6 FY09: 15 FY10: 10/15(2) FY09: 5 FY10: 41/ 26(2) (1) Annualised, based on average active equity (2) Excluding Postbank effect of EUR (2.3) bn in 3Q2010 Deutsche Bank 4Q2010 results financial transparency. 5 Investor Relations Stefan Krause, CFO

Noninterest expenses Acquisition-related cost: In EUR bn In EUR m 4Q2010 FY2010 Compensation and benefits PWM: Sal. Oppenheim / BHF 138 435 Compensation and benefits GTB: ABN AMRO 29 311 661 82 General and administrative expenses PBC: Postbank(2) 145 145 General and admin. expenses Other non-comp expenses(1) PWM: Sal. Oppenheim / BHF 185 551 GTB: ABN AMRO 77 437 965 239 PBC: Postbank(2) 175 175 23.3 5.9 6.3 20.1 5.6 5.4 5.4 5.7 4.9 12.7 4.2 3.1 3.6 3.0 11.3 3.1 2.8 3.0 3.0 2.4 8.4 10.1 2.2 2.2 2.2 2.5 3.1 2.0 2.0 2.3 0.3 0.4 0.2 0.0 0.2 0.2 0.4 0.5 (0.1) (0.2) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Full year 2009 2010 2009 2010 Compensation ratio, in % 41 40 39 43 40 42 60/41(3) 41 40 44/41(3) Note: Figures may not add up due to rounding differences (1) Incl. policyholder benefits and claims, impairment of goodwill and intangible assets where applicable (2) December 2010 only (3) Excluding Postbank effect of EUR (2.3) bn in 3Q2010 Deutsche Bank 4Q2010 results financial transparency. 6 Investor Relations Stefan Krause, CFO

Capital ratios and risk-weighted assets 12.6 12.3 12.3 11.7 11.3 11.5 11.0 11.2 10.2 Target: 10% 8.7 8.7 8 .7 7.8 8.1 7.6 7 .1 7.5 7.5 316 346 295 288 273 292 303 277 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2009 2010 Tier 1 ratio, in % Core Tier 1 ratio, in % RWA, in EUR bn Note: Tier 1 ratio = Tier 1 capital / RWA; core Tier 1 ratio = (Tier 1 capital — hybrid Tier 1 capital) / RWA Deutsche Bank 4Q2010 results financial transparency. 7 Investor Relations Stefan Krause, CFO

Tier 1 capital and RWA development In EUR bn Tier 1 capital RWA 0.6 0.5 0.0 42.6 9.8 7.5 346.2 60.4 (0.2) (1.2) (0.6) 31.8 277.1 3.1 30 Sep Rights Postbank Net FX Other 31 Dec 30 Sep FX Postbank(3) Credit Market Operational 31 Dec 2010 issue(1) effect income(2) effects 2010 2010 effects risk risk risk 2010 Note: Figures may not add up due to rounding differences (1) EUR 9.8 bn equals gross issue proceeds of EUR 10.2 bn less fees and dividend accrual for new shares (2) Includes Postbank net income effect of EUR 0.1 bn (3) Postbank net effect consists of EUR 66.9 bn new Postbank RWA and a decrease of EUR 6.4 bn in relation to the existing Postbank investment eliminated on consolidation Deutsche Bank 4Q2010 results financial transparency. 8 Investor Relations Stefan Krause, CFO

Deutsche Bank#es funding costs advantage Funding cost development Observations In bps European Sovereign CDS Challenging market conditions due to iTraxx Senior Financials economic concerns, regulatory 240 DB 5yr Senior CDS developments and Eurozone difficulties DB issuance spread 200 DB funding activity DB CDS and funding spreads remained relatively stable and market access 160 unaffected throughout 2010 120 EUR 23 bn issued in 2010 at an average spread of L+66; 42% sold via retail 80 networks Modest 2011 Funding Plan of EUR 26 bn 40 (EUR 22 bn debt issuance, EUR 4 bn term retail deposits), flexibility to adjust 0 1Q2010: 2Q2010: 3Q2010: 4Q2010: split depending on market conditions; EUR 8 bn EUR 7 bn EUR 4 bn EUR 4 bn 25% completed YTD 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec 2009 2010 Source: Bloomberg Deutsche Bank 4Q2010 results financial transparency. 9 Investor Relations Stefan Krause, CFO

Agenda 1 Group results 2 Segment results 3 Key current issues Deutsche Bank 4Q2010 results financial transparency. 10 Investor Relations Stefan Krause, CFO

Segment overview Income before income taxes, in EUR m 4Q2010 4Q2010 significant severance related to efficiency measures(4) 4Q2009 4Q2010 impact from acquisitions 625 EUR 104 m CB&S 398 2 (1) 94 EUR 130 m GTB 180 (36) (180)(2) AWM 325 30 (3) 222 PBC 47 (296) CI (103) 98 C&A (91) (1) ABN AMRO Netherlands impact (2) PWM: Sal. Oppenheim / BHF impact (3) Postbank net contribution in PBC (December 2010 only) after deduction of cost-to-achieve and other transaction related components (4) Mainly related to complexity reduction program and CIB integration; direct severance booked in business and allocations of severance booked in infrastructure Deutsche Bank 4Q2010 results financial transparency. 11 Investor Relations Stefan Krause, CFO

Sales & Trading debt and other products

Net revenues


In EUR bn
Charges related to Ocala Funding LLC
Mark-downs
Write-backs
Net revenues
1.0
3.9
0.1
2.3
0.4
2.1
(1)
0.2
1.2
0.3
3.8
0.3
0.1
2.1
0.1
2.2
(2)
(0.2)
1.6
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2009
2010

Note: Prior periods have been adjusted due to a transfer between loan products and S&T (debt and other products) and due to a transfer between S&T (debt) and S&T (equity); EEMEA = Eastern Europe, Middle East and Africa

(1) Includes net effect of losses related to write-downs on specific risks in our structured credit business of approx. EUR (300) m, offset by net mark-ups of EUR 263 m (mainly monolines)

(2) 3Q2010 mark-downs of EUR (43) m have been adjusted to write-backs of EUR 32 m due to a methodology change

Key features

Overall

— Solid fourth quarter despite difficult market environment

— Lower credit and rates revenues q-o-q due to subdued customer activity partially offset by good results in FX, commodities, RMBS

FX / Money Markets / Rates

— Good FX performance with higher volumes q-o-q and y-o-y

— Uncertain market environment led to lower flow activity and lower demand for client solutions q-o-q and y-o-y in Rates

Credit

— Lower revenues due to significantly lower client activity as a result of sovereign risk concerns

Emerging Markets

— Good performance across most geographies although revenues were down q-o-q due to lower client activity in an uncertain macro environment

Commodities

— Strong performance q-o-q and y-o-y due to higher volatility and good results in base and precious metals

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Sales & Trading equity Net revenues Key features In EUR m Overall Good performance from all business areas q-o-q and y-o-y reflecting successful recalibration of the platform Cash Equities 944 Significantly higher revenues q-o-q and y-o-y reflecting 927 873 872 increased client activity and higher commissions, especially in Asia Driven by improved primary issuance environment and 636 642 650 DB#es role in a number of major -ordination across primary and secondary business as a result of integration Equity Derivatives A record fourth quarter reflecting increased sales of index 215 products and structured derivatives, especially in Europe Good performance also reflects successful recalibration of the business after the crisis Prime Brokerage 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Stable revenues q-o-q but higher y-o-y reflecting solid performance and increased balances in an more 2009 2010 competitive environment Note: Prior periods have been adjusted due to a transfer between loan products and S&T (equity) Deutsche Bank 4Q2010 results financial transparency. 13 Investor Relations Stefan Krause, CFO

Origination & Advisory

Net revenues



In EUR m
Advisory
Origination
349
129
220
725
72
652
635
95
540
484
105
379
563
131
432
543
124
418
563
137
426
809
181
628
1Q 2Q 3Q 4Q
2009
1Q 2Q 3Q 4Q
2010

Key features

Overall
- Strong fourth quarter performance
- Achieved target to become Top 5 during 2010 and gained the most market share of any leading global IB
- Top 5 in all products, with notable improvements in ECM and M&A and better co-ordination across the investment bank

Advisory
- Highest quarterly revenues since 3Q2008
- No. 5 globally by fees - best rank ever
- No. 1 in EMEA and market share in U.S. more than doubled
- Well positioned to take advantage of increased cross-border and Emerging Markets activity

Equity Origination
- Highest quarterly revenues since 2Q2007
- No. 5 globally, improvement from No.9 in 2009
- No. 1 in EMEA and No. 5 in U.S.
- DB book ran the three largest IPOs in 2010 (AIA, ABC, GM)

Investment Grade
- No. 3 in global investment grade corporate debt
- No. 3 in all international bonds

High Yield / Leveraged Loans
- No. 4 globally, No. 2 in EMEA

Note: Rankings refer to Dealogic (fee pool) and refer to December 2010 YTD unless otherwise stated; figures may not add up due to rounding differences; EMEA = Europe Middle East and Africa

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Global Transaction Banking Income before income taxes Key features In EUR m In EUR m 4Q10 3Q10 4Q09 FY10 FY09 Negative goodwill(1) 4Q2010 efficiency measures(2) 478 Revenues 881 852 630 3,439 2,609 Provisions(3) (68) (44) (12) (140) (27) Noninterest exp. (719) (594) (438) (2,394) (1,788) IBIT 94 214 180 905 795 CIR, in% 82 70 70 70 69 227 RoE, in % 22 53 63 58 68 270 214 187 201 180 All businesses generated strong revenues in 4Q2010 119 130 including the best ever quarter in Trust & Securities Services Record FY revenues (even excluding the positive impact 94 of the ABN AMRO acquisition) 4Q2010 efficiency measures include significant severance related to complexity reduction and integration 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q initiatives 2009 2010 Awarded Cash Management The Banker magazine (1) EUR 208 m gain representing negative goodwill (provisional at that time) from the commercial banking activities acquired form ABN AMRO in the Netherlands (2) Related to complexity reduction program and CIB integration; severance booked directly in GTB and allocations of severance from infrastructure (3) Provision for credit losses Deutsche Bank 4Q2010 results financial transparency. 15 Investor Relations Stefan Krause, CFO

AWM: Influenced by investments Income before income taxes, in EUR m Asset Management (AM) Private Wealth Management (PWM) Specific items 50% 368 501 BHF impairment 62 200 335 Sal. Oppenheim / (1) BHF 306 135 36 301 268 (2) 33 164 (168) 2009 AM PWM AM Sal. Opp./ AM and PWM reported reported severance BHF losses adjusted 2010 (1) Specific items for PWM in 2009 of EUR (72) m reflect ARP/S settlement, severance and Sal. Oppenheim acquisition related costs; specific items for AM in 2009 of EUR (63) m reflect significant RREEF impairments, seed coinvest impairments, money market fund injections, impairments / reversal of impairments in intangible assets, severance and Sal. Oppenheim acquisition related costs, for details please refer to page s 17 and 18 (2) Includes direct severance booked in business and allocations of severance booked in infrastructure Deutsche Bank 4Q2010 results financial transparency. 16 Investor Relations Stefan Krause, CFO

Asset Management Income before income taxes Key features In EUR m In EUR m 4Q10 3Q10 4Q09 FY10 FY09 Reversal of impairment DWS Scudder Revenues 459 438 429 1,706 1,321 349 Provisions(3) (1) 0 0 (1) (0) 96 84 96 56 Noninterest exp. (362) (354) (82) (1,439) (1,164) 32 58 IBIT 96 84 349 268 164 Invested assets(4) 550 532 496 550 496 Net new money(4) 4 2 9 (1) 9 (111) (170) Continued strong earnings trend as markets maintain 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q positive momentum 2009 2010 Higher performance fees vs. 3Q2010 in RREEF and Hedge Funds Specific items(1) Severance(2) Net new money inflows of EUR 4 bn mainly in cash, (167) (151) (15) 270 (3) (9) (10) (11) continuing the positive trend from 3Q2010 (1) Reflects significant RREEF impairments, seed coinvest impairments, money market fund injections, impairments / reversal of impairment of intangible assets, severance and Sal. Opp. acquisition related costs (2) Includes direct severance booked in business and allocations of severance booked in infrastructure (3) Provision for credit losses (4) In EUR bn Deutsche Bank 4Q2010 results financial transparency. 17 Investor Relations Stefan Krause, CFO

Private Wealth Management

Income before income taxes



In EUR m
xx IBIT ex Sal. Oppenheim / BHF
27
77
47
49
Sal. Oppenheim / BHF (180)
26
38
(3)
(24)
(19)
(12)
(6)
(131)
1Q 2Q 3Q 4Q
2009(1)
1Q 2Q 3Q 4Q
2010

(1) 2009 reflects specific items of EUR (16) m in 1Q2009, EUR (9) m in 2Q2009, EUR (9) m in 3Q2009 and EUR (38) m in 4Q2009; these items reflect ARP/S settlement, severance and Sal. Oppenheim acquisition related costs
(2) Provision for credit losses
(3) In EUR bn

Key features

In EUR m	4Q10	3Q10	4Q09	FY10	FY09
Revenues	**565**	576	354	**2,201**	1,364
Provisions[2]	**(16)**	(19)	(3)	**(43)**	(16)
Noninterest exp.	**(680)**	(566)	(374)	**(2,326)**	(1,311)
IBIT	**(131)**	(6)	(24)	**(168)**	36
Memo: IBIT ex Sal. Oppenheim / BHF	***49***	*47*	*(24)*	***200***	*36*
Invested assets[3]	**323**	313	190	**323**	190
Net new money[3]	**(0)**	(3)	3	**(1)**	7

PWM ex Sal. Oppenheim / BHF:

- Higher revenues across all businesses for 4Q2010
- EUR 208 bn invested assets exceed pre-crisis level
- Net new money of EUR 1 bn for FY2010

Sal. Oppenheim / BHF:

- Negative IBIT in 2010 was mainly driven by operating losses, wind down activities of non-core business and alignment expenses, as well as valuation effects due to interest and FX development and impairment due to classification as held-for-sale

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Private & Business Clients Income before income taxes Key features In EUR m In EUR m 4Q10 3Q10 4Q09 FY10 FY09 Severance(1) Net Postbank contribution(2) Revenues 1,824 1,455 1,391 6,136 5,576 xx PBC reported Provisions(3) (240) (165) (198) (746) (790) Noninterest exp. (1,354) (1,045) (1,146) (4,493) (4,328) 222 IBIT 222 245 47 890 458 11 25 CIR, in% 74 72 82 73 78 7 15 30 RoE, in % 18 30 5 23 13 6 12 PBC (ex Postbank consolidation impact): 150 245 206 Strong revenue momentum in Deposits and Investment 189 233 192 Products 149 72 Net new money inflows of EUR 4 bn mainly driven by 55 47 new deposit campaign Provision for credit losses significantly below prior year 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q reflecting disciplined execution of portfolio measures, strengthened collections and improved economic 2009 2010 environment (1) Includes direct severance booked in business and allocations of severance 4Q2010 cost base significantly below prior year, even booked in infrastructure after adjustment of severances which affected 4Q2009 (2) Consolidated since 3 December 2010; net contribution after deduction of cost-to-achieve and other transaction related components (3) Provision for credit losses Deutsche Bank 4Q2010 results financial transparency. 19 Investor Relations Stefan Krause, CFO

Agenda 1 Group results 2 Segment results 3 Key current issues Deutsche Bank 4Q2010 results financial transparency. Investor Relations Stefan Krause, CFO

Compensation update German Institutsvergütungsverordnung (InstVV) came into effect on 12 October 2010, replacing guidelines from 2009 New regulations Regulation is based on CRD 3 and CEBS guidelines Stricter rules compared to overseas regulatory activities As with previous rules, existing compensation structures have been aligned to comply with the new regulations, where necessary Sound review process to identify Alignment of For regulated staff, we apply the required deferral percentages (starting at compensation 40% minimum, going up to 75% and above), introduced additional structures retention period for deferred awards and 50% of upfront component and new claw-back features based on divisional pre-tax profit For non-regulated staff, the deferred compensation structures have remained broadly the same but entry threshold has been set at EUR 75 k Total deferrals in Feb 2011 at EUR 2.1 bn, vesting over 3 years, February 2011 vs. 2.1 bn in Feb 2010 awards Deferred equity / cash split has been changed to 50/50 (was 75/25 in 2010) Deutsche Bank 4Q2010 results financial transparency. 21 Investor Relations Stefan Krause, CFO

Cost development 4Q2010 vs. 3Q2010 Total non-interest expenses, in EUR bn 0.2 0.1 0.2 6.3 0.3 5.7 0.2 (0.05) (0.1) Other 0.2 General 0.15 net and impact 3.1 admini- 2.5 strative expenses Complexity 6.3 6.0 Reduction CIB integration Program Business growth Compen- IT investments sation 3.0 3.1 and benefits 3Q2010 Postbank Cost-to- Savings Platform Cosmopolitan Other , 4Q2010 consolidation achieve investments / start-up / mainly lower effect Growth running performance costs related costs (1) Note: Figures may not add up due to rounding differences (1) Impairments of goodwill and intangibles, policyholder#es benefits claims, Deutsche Bank 4Q2010 results financial transparency. 22 Investor Relations Stefan Krause, CFO

Cost and staff development 2010 vs. 2009 Staff Cost development development Total non-interest expenses, in EUR bn Full-time equivalents 1.6(1) 0.3 0.6 0.1 23.3 Infrastructure / other 20.1 0.6 0.5 (0.1) 0.5 CI 102,062 Other (0.3) PCAM 0.4 CIB General (0.3) 10.1 and 77,053 33,499 admini- 8.4 Complexity strative Reduction 36 expenses Program 32,223 CIB integration Compen- Platform migration / 28 integration 52,584 sation 12.7 and 11.3 IT investments 30,611 benefits Business growth 14,191 15,943 2009 2009 FX Incre- Acquisi- Savings Cost-to- Platform Cosmo- Other(4) 2010 specific mental tions achieve invest- politan Dec Dec items(2) deferral(3) ments / start-up / 2009 2010 Growth running costs Note: Figures may not add up due to rounding differences (1) Thereof parts of ABN AMRO EUR 0.3 bn, Sal. Oppenheim / BHF EUR 1.0 bn, Postbank EUR 0.3 bn. (2) Net impact of UK bank pay roll tax, litigation settlement with Huntsman, repurchase of investment products, DWS Scudder intangibles write-back (3) Incremental amortization of deferred compensation (4) Impairments of goodwill and intangibles, policyholders benefits claims, remaining cost items. Deutsche Bank 4Q2010 results financial transparency. 23 Investor Relations Stefan Krause, CFO

Cost efficiency measures Complexity Reduction Program, CIB integration and Postbank integration In EUR m Gross cost savings 2500 Cost-to-achieve 2000 1500 1000 Net cost savings 500 0 2010 2011 2012 2013 2014 2015 Deutsche Bank 4Q2010 results financial transparency. 24 Investor Relations Stefan Krause, CFO

Postbank: Capital consumption almost in line with estimate
In EUR bn

Capital consumption items

In EUR bn	As of Change of Control (22% take-up)	As per IR Roadshow (outside-in, 21% take-up)
Tier I consumption from PB's RWAs[1]	(6.9)	(7.1)
Regulatory goodwill & intangible assets[2]	(2.7)	(1.9)
Tier I capital deduction items	(0.3)	(1.3)
Capital effect from Put/Call revaluation	(0.4)	(0.2)
Minority interest	0.2	0.4
PB hybrid capital	1.6	1.6
Transaction related P&L effects[3]	(1.8)	(1.8)
Existing Tier I capital consumption[4]	2.4	2.4
Incremental Tier I capital consumption from consolidation	(7.8)	(7.7)

Background

- Goodwill increased due to higher net FVAs primarily from market movements, insight into Postbank and methodological differences
- Lower Tier I capital deductions after application of credit related FVAs to Postbank expected loss shortfall. Further benefit from FVAs taken against securitization deductions
- Minority interest and Put/Call effect are reduced since higher net FVAs result in lower Postbank tangible equity (post PPA)

Note: Figures may not add up due to rounding differences
(1) At 10% target Tier I ratio. Based on Postbank RWA as of change of control; EUR 6.7 bn capital consumption based on December Postbank RWA
(2) Accounting goodwill is EUR 0.9 bn higher due to DTL on IAs and non-banking goodwill
(3) Consists of cumulated equity pick-ups until consolidation and revaluation charge recognized in 3Q2010
(4) Pre consolidation as per IR Roadshow in September 2010 (includes RWA and capital deductions eliminated as a result of consolidation)

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Mortgage Related Activities In USD billions Mortgage Related Whole Loan Sales Securitization Product Key Points DB sells mortgages originated by DB deposits mortgages DB or its affiliates a 3rd party or DB affiliate originated by a 3rd party or DB Role have also acted as an (e.g. mortgage loans originated by affiliate (e.g. MortgageIT) into a trust MortgageIT) which issues certificates to investors underwriter of Amounts Sold or USD 110 bn of U.S. Securitized 61.0 79.0 RMBS for third-party 2005 — 2008 originators Current Outstanding Mortgage Repurchase RMBS litigations are 0.588 Demands (Based on original in early stages and principal balance) those actions Current reserves are adequate continue to be defended vigorously Historical Mortgage Repurchase Demands 1.8 DB does not have a Settled (Based on original servicing arm principal balance) Historical Mortgage Repurchase Demands Settled & Releases for 21.9 Potential Claims (Based on original principal balance) Deutsche Bank 4Q2010 results financial transparency. 26 Investor Relations Stefan Krause, CFO

Deutsche Bank Additional information

Specific items 4Q2010 In EUR m Noninterest Business Revenues LLPs Comp & Gen. & admin benefits exp. 4Q2010 Severance Group — — (354) -Credit crisis related mark-ups CB&S 204 — — -FV gains / (losses) on own debt GM / C&A 22 — — — Memo: Consolidation impacts Postbank (net contribution) (1) PBC 414 (56) (145) (175) Sal. Oppenheim / BHF PWM 155 (12) (138) (185) Erasmus (incl. negative goodwill GTB 143 (36) (29) (77) of EUR 8 m) Total consolidation impacts 712 (104) (311) (437) Note: IBIT of consolidation impacts includes noncontrolling interest (1) After deduction of cost-to-achieve and other transaction related components Deutsche Bank 4Q2010 results financial transparency. 28 Investor Relations Stefan Krause, CFO

Specific items FY2010 In EUR m Noninterest Business Revenues LLPs Comp & Gen. & admin benefits exp. FY10 Postbank related charge CI (2,338) — — -Severance Group — — (588) -Ocala GM (358) — — — Cosmopolitan impairment (2Q) CI (124) — — — EUR 0.5 bn(2) Credit crisis related mark-downs GM / CF (61) — — — FV gains / (losses) on own debt GM / C&A 51 - - — Memo: Consolidation impacts Postbank (net contribution) (1) PBC 414 (56) (145) (175) Sal. Oppenheim / BHF PWM 646 (29) (435) (551) Erasmus (incl. negative goodwill GTB 619 (101) (82) (239) of EUR 216 m) Total consolidation impacts 1,678 (185) (661) (965) Note: IBIT of consolidation impacts includes noncontrolling interest (1) After deduction of cost-to-achieve and other transaction related components (2) As per page 3 in CEO presentation Deutsche Bank 4Q2010 results financial transparency. 29 Investor Relations Stefan Krause, CFO

Complexity reduction Program: Key levers

In EUR bn, initiatives decided, 2011 exit rate

Lever	Impact	Sub-initiative lever & impact		Examples
Operating model & organi-zational changes	~0.5	– Standardization of Operating Model	0.2	– Optimize GBS / GT Operating Model – Finance offshoring – Reduce complexity in Risk Mgmt. & PWM – Outsourcing of AM functions – Refocusing on core competencies in AM – Refocusing on key processes in AM
		– Location/ offshoring/ outsourcing	0.1	
		– Centralization & consolidation	0.1	
		– Refocusing on core-competencies/ business activities & optimization governance structure	0.1	
Process & IT optimization	~0.3	– Process optimization & standardization	0.2	– Re-engineering of trade processes in middle and back office – Data, process, and system re-engineering for financial reporting – Process optimization Risk Management – Consolidating IT HR administration systems – Efficient management of software production
		– IT Infrastructure optimization	0.1	
Vendor & demand management	~0.3	– Optimization vendor portfolio & contract management	0.2	– IT service sourcing optimization – Optimize corporate real estate services – Archive storage optimization – Policy adjustments – Centralize Meeting & Events planning
		– Optimization demand mgmt. as well as policies & procedures	0.1	
Total	~1.1			

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CIB integration

		2011 IBIT impact in EUR bn: Cost synergies	2011 IBIT impact in EUR bn: Revenue synergies
Streamline	— **Corporate coverage**: Eliminate duplication of coverage teams — **Product**: Eliminate duplication of risk taking activity across Corporate Finance and Markets, centralise lending activity — **Business Management**: Right-sizing of business management functions and tighter controls around policies and procedures — **Infrastructure**: Improved engagement, review of change-the-bank programs across CIB	~0.35[1]	
Connect	— **Cross sell**: Increased cross-sell through improved corporate coverage model — **Risk**: Revenue synergies from closer alignment of primary and secondary and better risk management and resource allocation — **Platforms**: More co-ordinated electronic execution and bringing together of best practices from Markets and GTB		~0.3
Grow	— **Markets**: Close gaps in Equities and Commodities while maintaining leadership in other areas — **Corporate Finance**: Consistent Top-5 ranking across target areas for improvement e.g. US, UK, Asia, FIG, NRG — **Global Transaction Banking**: Increase fee-based revenues focusing on complex corporate and institutional clients while leveraging our strong franchise in Asia		

Note: FIG = Financial Institutions Group, NRG = Natural Resources Group
(1) Excludes cost-to-achieve of EUR 0.15 bn

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Postbank Consolidation: Purchase Price Allocation (PPA) IFRS 3 requires an acquirer to perform a Purchase Price Allocation (PPA) and take all assets & liabilities at Fair Value (FV) on its balance sheet upon change of control (one-time requirement) Based on the accounting requirements for Postbank more than 80% of Postbank#es assets and liabilities are carried at amortized cost and Concept of not at Fair Value PPA The resulting differences between PB#es carrying from PPA are recognized through so called Fair Value Adjustments (FVA) upon consolidation In addition, incremental Intangible Assets (IA) have to be identified and recorded in Deutsche Bank#es balance FVAs directly impact goodwill calculation and thereby drive the capital consumption for Deutsche Bank upon consolidation Impact from PPA Subsequent amortisation of FVAs and Intangible assets impact future results of Deutsche Bank PBC along with the amortization pattern of the underlying assets and liabilities Deutsche Bank 4Q2010 results financial transparency. 32 Investor Relations Stefan Krause, CFO

Fair Value Adjustments in context

Postbank balance sheet as of change of control(1), in EUR bn



XX
Fair Value adjustments (pre-tax)
240
240
Structured Credit Portfolio(2)
Primarily: Other Investment Securities, Trading assets/liabilities and Bank loans/deposits, and hybrids
Commercial Real Estate Portfolio(2)
Primarily: Retail & Corporate loans/deposits and securitized liabilities
(0.7)
1.1
121
90
Non-Customer Bank
(1.9)
(1.0)
118
150
Customer Bank
3.0
(2.5)
Assets
Equity and liabilities

- Postbank carries more than 80% of its assets and liabilities at amortized cost. For PPA purposes all assets and liabilities are to be fair valued for first-time consolidation in DB's balance sheet
- PPA provides p&l protection against potential future impairments / losses of up to EUR 4.0 bn(3) compared with Postbank's carrying values ➔ already reflected in DB's capital base
- Amortization of positive FVAs will burden future results

(1) Before elimination of intercompany balances and other consolidation adjustments
(2) Nominal values of EUR 4.6 bn for SCP and EUR 17.8 bn for CRE portfolio as per 3Q2010
(3) Including the recognition of PB's existing revaluation reserve ➔ EUR 4.0bn = 1.0bn (CRE) + 2.6bn (Investment Securities incl. SCP) + 0.5bn (revaluation reserve)

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Bank levies

Overview

- Various countries considering the introduction of bank levies as a consequence of the financial crisis with no co-ordination at an international level
- To date levies have been proposed in Germany, U.K, France, Austria, Portugal, Hungary and Sweden in Europe. South Korea and the U.S. have also proposed levies, though U.S. levy has no timetable for advancement
- Impact assessment of German and U.K. levies on DB s main hubs requires legislation to be finalised, clarification of German cap and method to avoid double taxation

Germany (status)

- Implementation 31st December 2010 tied to broader restructuring law; detail regulation still under debate
- Applied to all German domiciled credit institutions (not to Foreign banks with German branches)
- Based on HGB balance sheet (minus 'equity' and 'liabilities to customers') and nominal value derivatives
- Charge based on 4bps on b/s; distinct charge on nominal derivative positions of 0.015bps
- Capped at 15% of HGB annual profit. Amount in excess of cap to be paid in future years

U.K. (status)

- Final legislation drafted; enactment expected July 2011 with retrospective effect 1st Jan 2011
- Applied to all UK domiciled banking groups and Foreign banks with U.K. branches
- Based on IFRS balance sheet minus Tier 1 capital, insured deposits and liquid assets; 50% charge on uninsured deposits
- Charge based on 5bps in 2011 increasing to 7.5bps from 2012
- Credit for foreign branches facing double taxation (expected)

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Loan book In EUR bn xx IAS 39 impact on CIB loan book 38 37 35 34 34 35 32 27 411 8 CI 276 270 292 283 147(2) CIB 268 263 261 14 11 10 10 13 13 13 (2) (1) PCAM ex 154 (2) 147 126 154 144 137 133 136 Postbank (1) (1) (1) 108 110 113 115 123 128 127 129 Postbank 31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec 2009 2010 Germany excl. Financial Institutions: 96 96 96 96 100 100 99 184(3) Note: Loan amounts are gross of allowances for loan losses; figures may not add up due to rounding differences (1) PCAM includes loans related to Sal. Oppenheim / BHF of EUR 5 bn as of Mar and June 2010, EUR 4 bn as of Sep 2010 and EUR 2 bn as of Dec 2010 (2) CIB includes loans related to the consolidation of partsherlands of EUR of ABN 10 bn AMRO#es corporate (3) Of which EUR 87 bn are Postbank related Deutsche Bank 4Q2010 results financial transparency. 35 Investor Relations Stefan Krause, CFO

Composition of loan book and provisions by category

In EUR bn, as of 31 Dec 2010


xx DB 4Q2010 provision for credit losses ex. PB(1), in EUR m
xx Postbank (PB) 4Q2010 provision for credit losses(1), in EUR m
IAS 39 reclassified assets
Postbank
349
56
406
411
27
384
157
113
79
Postbank loans consolidated with fair values as of 3 Dec 10, hence comparatively lower P&L risk
(69)
(141)
Low loan to value
Partially hedged
(38)
(70)
Highly diversified
Short term
Credit umbrella
(38)
Mostly collateralised
Liquid collateral
(24)
Substantial collateral
(2)
(18)
Mostly Gov't g'teed
(8)
Substantially collateralised by Gov't securities
Additional hedging mitigants
(9)
Strong underlying asset quality
(7)
(18)
High margin business
(4)
(19)
Substantial collateral / hedging
(5)
(13)
Diversified asset pools
(8)
Partially hedged
Mostly senior secured
(1)
(7)
Predominantly mortgage secured
Diversified by asset type and location
(8)
(15)
(29)
(5)
(1)
(9)
Total loan book
PBC mortgages
Inv grade / German mid-cap
GTB(2)
PWM(3)
PBC small corporates
Corporate Investments
Structured transactions collateralised by Govts, cash and own debt
Asset Finance (DB sponsored conduits)
PBC consumer finance
Collateralised/ hedged structured transactions
Financing of pipeline assets
CF Leveraged Finance
Commercial Real Estate(4)
Other
Lower risk bucket
Moderate risk bucket
Higher risk bucket
75%
89%

Note: Loan amounts are gross of allowances for loan losses; figures may not add up due to rounding differences

(1) Includes provision for off-balance sheet positions

(2) Includes loans related to ABN AMRO Netherlands of EUR 10 bn

(3) Includes loans of EUR 2 bn in PWM related to Sal. Oppenheim / BHF acquisition

(4) Includes loans from CMBS securitizations

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Provision for credit losses In EUR m Related to IAS 39 reclassified assets 2,630 1,000 560 1,274 526 544 406(1) 362 262 243 1,378 492 412 996 308 329 249 233 159 193 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Full year 2009 2010 2009 2010 Thereof: CIB 357 0 779 0 323 0 357 0 90 0 77 0 179 0 143 1,816 488 169 221 214 201 174 175 184 257 806 789 Thereof: PCAM Note: Divisional figures do not add up due to omission of Corporate Investments; figures may not add up due to rounding differences (1) Includes IAS 39 reclassified assets of EUR (6) m Deutsche Bank 4Q2010 results financial transparency. 37 Investor Relations Stefan Krause, CFO

Impaired loans In EUR bn xx IAS 39 impact IFRS impaired loans 7.2 7.4 7.4 7.4 6.7 6.8 6.3 4.5 1.1 2.6 2.6 2.8 2.9 2.8 2.7 1.2 53% 50% 47% 47% 48% 49% 46% 46% 31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec 2009 2010 IFRS impaired loans(1) IFRS impaired loans coverage ratio(2) (1) IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status (2) Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed Deutsche Bank 4Q2010 results financial transparency. 38 Investor Relations Stefan Krause, CFO

Pro-forma impact of IAS 39 reclassifications In EUR m FY2008 FY2009 1Q2010 2Q2010 Incremental reported income (1) (112) (1,238) (128) (83) Fair value P&L impact of reclassified assets 3,439 983 (279) 0 Net pro-forma impact on reported 3,327 (255) (407) (83) income before income taxes Fair value impact on equity relating to assets 1,826 (1,216) (125) (70) previously classified as AfS Total pro-forma impact on shareholders’ 5,153 (1,472) (532) (152) equity Carrying value at period end (2) 34,424 33,554 33,009 33,906 Note: At the reclassification dates, assets had a carrying value of EUR 37.9 bn; incremental RWAs were EUR 4.4 bn; figures may not add up due to rounding differences (1) Net of provision for credit losses (2) Net of allowances Deutsche Bank 4Q2010 results financial transparency. 39 Investor Relations Stefan Krause, CFO

Monoline update Reduction since 1Q2009 peak Exposure adequately reserved In EUR bn(1) In EUR bn, as of 31 Dec 2010 Fair value after CVA CVA Fair value after CVA CVA 9.1 (53)% 7.6 5.9 5.6 5.2 Net exposure to non-investment grade: 5.1 6.8 4.5 4.3 EUR 0.8 bn 5.5 4.7 2.7 4.0 3.7 4.0 3.2 3.1 0.9 2.3 0.7 0.5 0.3 0.0 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Tier 1/ Tier 2 Tier 3 Tier 4 2009 2009 2009 2009 2010 2010 2010 2010 Inv. grade Note: Tiering is an internal Credit Risk Management designation (Tier 1 = strongest / Tier 4 = weakest); figures may not add up due to rounding differences (1) Excludes counterparty exposure to monoline insurers that relates to wrapped bonds Deutsche Bank 4Q2010 results financial transparency. 40 Investor Relations Stefan Krause, CFO

Value of Level 3 assets(1) Asset classes 4Q2010 development In EUR bn No significant movement in the Group level 3 asset balance between 3Q and 4Q2010 Increase in AFS balance mainly due to the 58 consolidation of Postbank; this has been 3 4 47 47 offset by a reduction in the fair value of 6 3 derivatives balances due to tightening credit 4 5 3 spreads 5 6 29 20 18 16 15 15 30 Jun 2010 30 Sep 2010 31 Dec 2010 Financial assets AfS / Other 5% 4% 4% Financial assets(2) Other trading assets Positive market values(3) Note: Total includes PCAM; figures may not add up due to rounding differences (1) IFRS netting convention applied Trading securities (2) Designated at fair value through profit or loss Level 3 assets in % of IFRS total fair value assets (3) From derivative financial instruments Deutsche Bank 4Q2010 results financial transparency. 41 Investor Relations Stefan Krause, CFO

Funding and liquidity
In EUR bn

Funding sources overview


30 Sep 2010 (Total: EUR 919 bn)
31 Dec 2010 (Total: EUR 1,075 bn, excl. Postbank: EUR 897 bn)
Postbank
171
42
180
163
111
169
109
11
120
120
108
96
7
97
230
6
196
30
29
Capital markets and equity
Retail
Trans-action banking
Other customers(1)
Discre-tionary wholesale
Secured funding and shorts
Financing vehicles(2)
Unsecured funding and equity

Liquidity position

- Postbank acquisition significantly adds to stable funding sources
- Liquidity Reserves[3] exceed EUR 145 bn as of year end 2010
- Modest Funding Plan for 2011 of EUR 26 bn, comprising EUR 22 bn debt issuance and EUR 4 bn term retail deposits

Note: Reconciliation to total balance sheet: Derivatives & settlement balances EUR 706 bn (EUR 911 bn), add-back for netting effect for Margin & Prime Brokerage cash balances (shown on a net basis) EUR 61 bn (EUR 64 bn), other non-funding liabilities EUR 63 bn (EUR 63 bn) for 31 December and 30 September 2010, respectively; figures may not add up due to rounding

(1) Other includes fiduciary, self-funding structures (e.g. X-markets), margin / Prime Brokerage cash balances (shown on a net basis)

(2) Includes ABCP conduits

(3) Liquidity Reserves comprise: Unencumbered central bank eligible business inventory, available excess cash held primarily at central banks, and the strategic liquidity reserve of highly liquid government securities and other central bank eligible assets; figure for Liquidity Reserves excludes any positions held by Postbank

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Group headcount Full-time equivalents, at period end 31 Dec 2010 vs. 31 Dec 2010 vs. 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec 30 Sep 2010 31 Dec 2009 2009 2010 2010 2010 2010 Net of Net of Total Total de-/consoli- de-/consoli-change change dation dation CIB 14,191 14,381 15,609 16,112 15,943 (169) (169) 1,752 578 PCAM 30,611 33,954 33,431 32,650 52,584 19,934 (427) 21,973 (1,653) Corporate Investments 28 26 29 34 36 2 2 8 8 Infrastructure 32,223 32,488 32,861 33,708 33,499 (208) (177) 1,277 1,288 Total 77,053 80,849 81,929 82,504 102,062 19,558 (771) 25,009 222 Note: 31 December 2010 includes 20,361 FTE related to Postbank consolidation; figures may not add up due to rounding differences Deutsche Bank 4Q2010 results financial transparency. 43 Investor Relations Stefan Krause, CFO

Number of shares for EPS calculation In million Average At end of period FY FY 4Q 31 Dec 30 Sep 31 Dec 2009 2010 2010 2009 2010 2010 Common shares issued(1) 673 741 913 683 683 929 Total shares in treasury (4) (4) (6) (1) (4) (10) Common shares outstanding 669 737 907 682 679 919 Vested share awards(2) 20 17 13 14 13 13 Basic shares 689 753 920 696 692 932 (denominator for basic EPS) Dilution effect 27 37 28 Diluted shares 717 791 948 (denominator for diluted EPS) Note: Figures may not add up due to rounding differences (1) The number of common shares issued has been adjusted for all periods before the capital increase in order to reflect the effect of the bonus element of subscription rights issued in September 2010. (2) Still restricted Deutsche Bank 4Q2010 results financial transparency. 44 Investor Relations Stefan Krause, CFO

Invested assets(1) report In EUR bn 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec Net new money 2009 2010 2010 2010 2010 4Q2010 FY2010 Asset and Wealth Management 686 853 870 846 873 4 (3) Asset Management 496 537 551 532 550 4 (1) Institutional 173 180 177 169 175 6 (2) Retail 166 174 174 170 178 (0) (5) Alternatives 41 44 46 44 46 0 (1) Insurance 116 139 155 150 151 (1) 6 Private Wealth Management 190 316 319 313 323 (0) (1) — 113 112 113 115 (5) 0 (2) therein: Sal. Oppenheim/BHF (2) Private & Business Clients 194 197 192 194 306 4 2 therein: Postbank (3) — — — — 105 n.a. n.a. Securities 111 115 112 114 129 (0) 2 Deposits excl. sight deposits 72 70 68 68 164 3 (1) Insurance(4) 11 12 12 12 12 0 1 PCAM 880 1,050 1,062 1,040 1,179 7 (1) Note: Figures may not add up due to rounding differences (1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Excludes EUR 14 bn Sal. Oppenheim invested assets booked in Asset Management as of date of consolidation (3) Since consolidation as of 3 December 2010 (4) Life insurance surrender value (5) Includes EUR 48 bn related to BHF Deutsche Bank 4Q2010 results financial transparency. 45 Investor Relations Stefan Krause, CFO

Regional invested assets(1) AM and PWM In EUR bn 31 Dec 10 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec vs. 2009 2010 2010 2010 2010 31 Dec 09 Asset Management 496 537 551 532 550 11% Germany 214 239 239 239 244 14% UK 21 21 22 22 25 18% Rest of Europe 30 33 34 34 34 11% Americas 209 223 234 217 223 7% Asia / Pacific 21 22 22 22 25 19% Private Wealth Management 190 316 319 313 323 70% Germany 55 163 163 166 171 213% UK 8 8 9 9 9 15% Europe / Middle East(2) 46 54 54 51 49 8% USA / Latin America(2) 57 62 65 60 64 12% Asia / Pacific 25 29 29 27 30 18% Asset and Wealth Management 686 853 870 846 873 27% Note: Figures may not add up due to rounding differences (1) Assets held by Deutsche Bank on behalf of customers for investment purposes and / or managed by Deutsche Bank on a discretionary or advisory basis or deposited with Deutsche Bank (2) Prior periods have been restated due to structural changes Deutsche Bank 4Q2010 results financial transparency. 46 Investor Relations Stefan Krause, CFO

Regional net new money AM and PWM In EUR bn 4Q2009 FY2009 1Q2010 2Q2010 3Q2010 4Q2010 FY2010 Asset Management 9 9 4 (12) 2 4 (1) Germany 1 (2) 4 0 (1) 3 6 UK 4 5 (0) 1 1 3 4 Rest of Europe (0) (1) 1 (1) (0) (1) (1) Americas 5 7 0 (11) 3 (1) (9) Asia / Pacific 0 (0) (1) (0) (1) 2 (0) Private Wealth Management 3 7 5 (3) (3) (0) (1) Germany 1 5 2 (0) 1 1 4 UK (0) 0 0 0 0 0 0 (1) Europe / Middle East (1) (2) (0) (0) (2) (3) (6) USA / Latin America (1) 2 2 1 (1) (1) 1 (1) Asia / Pacific 0 3 2 (2) (0) 1 1 Asset and Wealth Management 12 16 9 (15) (0) 4 (3) Note: Figures may not add up due to rounding differences (1) Prior periods have been restated due to structural changes Deutsche Bank 4Q2010 results financial transparency. 47 Investor Relations Stefan Krause, CFO

Asset and Wealth Management: P&L at a glance In EUR m 4Q2010 vs. 4Q2010 vs. 4Q2010 4Q2009 3Q2010 4Q2009 3Q2010 Net revenues 1,023 783 1,014 31% 1% Provision for credit losses (17) (3) (19) n.m. (11)% Noninterest expenses (1,042) (456) (921) 128% 13% Income before income taxes (36) 325 78 n.m. n.m. PWM: Sal. Oppenheim / BHF EUR (180) m CIR 102% 58% 91% Pre-tax RoE(1) (2)% 26% 4% (1) Annualised, based on average active equity Deutsche Bank 4Q2010 results financial transparency. 48 Investor Relations Stefan Krause, CFO

Corporate Investments Income before income taxes Key features In EUR m Mark-to-market losses on put/call options related to Deutsche Postbank AG prior to consolidation 377 Net losses related to consolidated investments that include The 117 65 47 Cosmopolitan Resort and Casino property which opened in December 2010 (64) (103) (296) (2,337) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 2009 2010 Deutsche Bank 4Q2010 results financial transparency. 49 Investor Relations Stefan Krause, CFO

VaR of CIB trading units 99%, 1 day, in EUR m VaR of CIB trading units Constant VaR of CIB trading units(1) EUR 1.9 bn Sales & Trading revenues EUR 2.4 bn 180 160 140 120 100 80 60 40 20 108 116 102 87 78 36 47 49 46 45 4Q2009 1Q2010 2Q2010 3Q2010 4Q2010 (1) Constant VaR is an approximation of how the VaR would have developed in case the impact of any market data changes since 4th Oct 2007 on the current portfolio of trading risks was ignored and if VaR would not have been affected by any methodology changes since then Deutsche Bank 4Q2010 results financial transparency. 50 Investor Relations Stefan Krause, CFO

Total assets (adjusted) In EUR bn Ex. Postbank: 1,019 1,211 64 Derivatives post-netting 1,044 Positive market values 238 71 Derivatives post-netting from derivatives 271 Trading assets 33 Financial assets Trading securities 244 Trading 129 at FV through P&L 275 assets 23 Other trading assets 30 12 Reverse repos / securities borrowed 126 Loans des. at FV 14 Other des. at FV 12 408 Reverse repos / 179 securities Net loans Reverse repos / borrowed 280 194 securities borrowed Cash and deposits with banks 83 110 Securities borrowed / reverse repos 67 49 18 Brokerage & securities rel. receivables 29 127 Other(1) 88 30 Sep 2010 31 Dec 2010 Note: For reconciliation of Total assets (adjusted) please refer to page 55; figures may not add up due to rounding differences (1) Incl. financial assets AfS, equity method investments, property and equipment, goodwill and other intangible assets, income tax assets and other Deutsche Bank 4Q2010 results financial transparency. 51 Investor Relations Stefan Krause, CFO

Balance sheet leverage ratio (target definition) In EUR bn 2009 2010 31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep 31 Dec Total assets (IFRS) 2,103 1,733 1,660 1,501 1,670 1,926 1,958 1,906 Adjustment for additional derivatives netting (1,019) (681) (617) (533) (559) (735) (760) (602) Adjustment for additional pending settlements (97) (114) (122) (71) (126) (139) (144) (86) netting Adjustment for additional reverse repo netting (5) (10) (5) (5) (7) (9) (10) (8) Total assets (adjusted) 983 928 915 891 978 1,043 1,044 1,211 Total equity (IFRS) 34.9 35.4 35.7 38.0 40.2 42.6 39.5 50.4 Adjust pro-forma FV gains (losses) on the Group’s 4.4 3.0 1.6 1.3 1.7 3.4 2.0 2.0 own debt (post-tax)(1) Total equity adjusted 39.3 38.4 37.2 39.3 41.9 46.0 41.5 52.4 Leverage ratio based on total equity According to IFRS 60 49 47 40 42 45 50 38 According to target definition 25 24 25 23 23 23 25 23 (1) Estimate assuming that substantially all own debt was designated at fair value; the estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was EUR (1.1) billion and EUR (0.7) billion at 31 December 2010 and 31 December 2009, respectively Deutsche Bank 4Q2010 results financial transparency. 52 Investor Relations Stefan Krause, CFO

Cautionary statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 16 March 2010 under the heading #\Risk Factors. Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir. This presentation also contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2010 Financial Data Supplement, which is accompanying this presentation and available at www.deutsche-bank.com/ir. Deutsche Bank 4Q2010 results financial transparency. 53 Investor Relations Stefan Krause, CFO